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                                                                     Exhibit 8.1

manatt
manatt | phelps | phillips

August 24, 2001                                            File No:  14359-622


Board of Directors
Greater Bay Bancorp
400 Emerson Street, 3rd Floor
Palo Alto, California 94301

     RE: MATERIAL FEDERAL AND CALIFORNIA INCOME TAX CONSEQUENCES OF THE MERGER OF SJNB FINANCIAL CORP. WITH AND INTO GREATER BAY BANCORP

Ladies and Gentlemen:

     In accordance with your request, we provide the following analysis and opinions relating to certain federal and California income tax consequences of the transaction (the "Merger") whereby SJNB Financial Corp., a California corporation ("SJNB"), will merge with and into Greater Bay Bancorp, a California corporation ("GBB"), pursuant to that certain Agreement and Plan of Reorganization dated as of June 25, 2001 (the "Agreement"). Immediately after and as a result of the Merger, San Jose National Bank, a federally chartered bank and wholly-owned subsidiary of SJNB ("SJNB Subsidiary"), shall become a wholly-owned subsidiary of GBB. Terms used herein have the same meaning as in the Agreement.

     In the Merger, SJNB shall be merged with and into GBB in a statutory merger in accordance with the California General Corporation Law and the separate corporate existence of SJNB shall cease. GBB shall be the surviving entity.
GBB shall succeed, without other transfer, to all the rights and property of SJNB (including 100% of the issued and outstanding shares of SJNB Subsidiary) and shall be subject to all the debts and liabilities of SJNB in the same manner as if GBB had itself incurred them. Each share of GBB Stock issued and outstanding immediately prior to the Effective Time of the Merger shall remain an issued and outstanding share of GBB stock and shall not be converted or otherwise affected by the Merger.

     Subject to the provisions of the Agreement, each share of SJNB Stock issued and outstanding immediately prior to the Effective Time of the Merger, other than SJNB Perfected Dissenting Shares (if any), shall, on and after the Effective Time of the Merger, be automatically canceled and cease to be an issued and outstanding share of SJNB Stock and shall be converted into the right to receive shares of GBB Stock in a ratio specified in the Agreement.

     No fractional shares of GBB Stock shall be issued in the Merger. In lieu thereof, each holder of SJNB Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash, rounded to the nearest cent, equal to the product obtained by multiplying (a) the closing price of GBB Stock reported on the Nasdaq National Market System on the Business Day immediately preceding the Closing Date times (b) the fraction of the share of GBB Stock to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect to any such fraction.



     1001 Page Mill Road, Building 2, Palo Alto, California 94304 - 1006
                  Telephone: 650.812.1300 Fax: 650.213.0260
   Los Angeles City | Monterrey | Palo Alto | Sacramento | Washington, D.C.
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manatt
manatt | phelps | phillips


Board of Directors
Page 2


     Perfected Dissenting Shares of SJNB Stock (if any) which have not effectively withdrawn or lost their rights under the California General Corporation Law shall not be converted as described in the foregoing paragraphs, but shall be entitled to receive such consideration as shall be determined pursuant to the California General Corporation Law.

     Our analysis and the opinions set forth below are based upon the existence of the facts and conclusions of law above and the facts set forth in that certain Agreement referred to above, including the exhibits thereto. Our analysis and opinions are also based on certain representations in the Agreement and certain written representations to us from GBB and SJNB. Our analysis and opinions are further based on that certain Form S-4 Registration Statement being filed today with the Securities and Exchange Commission in connection with the Merger (the "Form S-4"). The facts and representations contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. One of our key assumptions for purposes of this letter is that the facts and representations set forth in those documents are accurate on the date of this analysis and remain accurate to the date of the closing of the Merger and are otherwise true, complete, and correct. Any change or inaccuracy in such facts or representations may adversely affect our opinions.

     In rendering these opinions, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinions expressed herein. We have not made any independent investigation in rendering these opinions other than as described herein.

     Our opinions are based upon the Internal Revenue Code and the California Revenue and Taxation Code as of the date hereof and currently applicable regulations promulgated thereunder (including proposed regulations), published administrative positions of the California Franchise Tax Board and of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change upon our opinions. We have undertaken no obligation to update this letter.

     The opinions set forth herein have no binding effect on the Internal Revenue Service, the California Franchise Tax Board, or the courts. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. The opinions set forth herein represent rather our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated and all appeals exhausted.
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manatt
manatt | phelps | phillips


Board of Directors
Page 3

     In the case of transactions as complex as the Merger, many federal, state and local income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

     This letter is being issued solely for the benefit of GBB and for the benefit of the GBB shareholders immediately prior to the Effective Time of the Merger. It may not be relied upon by any other person without our prior written consent.

     Subject to the foregoing, it is our opinion that the Merger is a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, and for purposes of Section 24451 of the California Revenue and Taxation Code and shall not result in the recognition of gain or loss for federal or California income tax purposes to GBB. The section titled "Material Federal Income Tax Consequences" in the Form S-4 accurately summarizes the material federal income tax consequences of the Merger.

     We hereby consent to the filing of this opinion as an exhibit to the Form S-4 and the use of our name under the caption "Material Federal Income Tax Consequences." In giving such consent, we do not concede that this consent is required under Section 7 of the Securities Act of 1933.

                              Very truly yours,

                              /s/ Manatt, Phelps & Phillips, LLP